SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 33.042.730/0001-04

Companhia Siderúrgica Nacional (“CSN”), in compliance with the Official Letter CVM/SEP/GEA-2/nº301/2011, dated September 8, 2011, through which the Brazilian Securities and Exchange Commission (“CVM”) requests further information about the article entitled “CSN Extends Offer to Buy a 26% stake in Usiminas” published in the newspaper “O Estado de São Paulo” and in the “Exame” magazine, on September 7 and 8, respectively, informs that it is unfounded the information that an offer has been extended by CSN to said shareholders of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS and a response thereof is pending, regarding the acquisition of a share interest in the capital of said company.

 CSN has been constantly informing the market about the acquisition of Usiminas’ common and preferred shares on the stock exchange, continuously aware and in compliance with applicable rules for the disclosure of material acts and notices.

CSN is aware of the importance of maintaining the market duly informed in case developments related to said acquisitions occur and is committed to immediately inform them to the market pursuant applicable legislation.

São Paulo, September 8, 2011

COMPANHIA SIDERÚRGICA NACIONAL

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 09, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.